KW 3/11/14

14047047

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41662

SEC Mail Processing Section RECEIVED FEB 28 2014 Washington, DC 198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Van Liew Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Regency Plaza, Suite One
(No. and Street)

Providence (City) Rhode Island (State) 02903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin M. Oates 401-272-2510
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LGC&D LLP
(Name – *if individual, state last, first, middle name*)

10 Weybosset Street, Suite 700 (Address) Providence (City) RI (State) 02903 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/20/14

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin M. Oates, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Van Liew Securities, Inc. as of and for the year ended December 31, 2013, are true and correct. I further affirm that neither the Company nor any shareholder, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Kevin M. Oates
Signature

Treasurer
Title

Subscribed and sworn to before me this
25 day of February, 2014

Notary Public

Commission expires 9/7/2015

This report contains (check all applicable boxes):

- (x) (a) Facing Page
- (x) (b) Statement of Financial Condition
- (x) (c) Statement of Loss
- (x) (d) Statement of Cash Flows
- (x) (e) Statement of Changes in Shareholder's Equity
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- (x) (g) Computation of Net Capital Pursuant to Rule 15c3-1
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ( ) (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
- (x) (l) An Oath or Affirmation
- ( ) (m) A Copy of the Securities Investor Protection Corporation Supplemental Report
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- (x) (o) Independent Auditors' Report on Internal Control

VAN LIEW SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2013

LGC+D

CPAs/ Business Advisors

VAN LIEW SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2013

LGCD
CPAs/ Business Advisors

VAN LIEW SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2013

TABLE OF CONTENTS

Independent Auditors' Report

Board of Directors
Van Liew Securities, Inc.
Providence, Rhode Island

We have audited the accompanying financial statements of Van Liew Securities, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of loss, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

A Limited Liability Partnership
10 Weybosset Street, Suite 700, Providence, RI 02903 • (p) 401.421.4800 • 1.800.927.LGCD • (f) 401.421.0643 • www.lgcd.com

Board of Directors
Van Liew Securities, Inc.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Liew Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

LGC&D LLP

Providence, Rhode Island
February 21, 2014

VAN LIEW SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION – DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$	87,995
Commissions receivable		478
	$	88,473

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	86
Due to Parent		500
		586
Shareholder's equity:		
Common stock; no par; authorized, issued and outstanding 1,000 shares		100
Additional paid-in capital		55,200
Retained earnings		32,587
		87,887
	$	88,473

See notes to financial statements.

VAN LIEW SECURITIES, INC.

STATEMENT OF LOSS

YEAR ENDED DECEMBER 31, 2013

Revenues:		
Commissions	$	6,142
Interest		6
		6,148
Expenses:		
Commissions		86
Other operating expenses		6,828
		6,914
Net loss	$	(766)

See notes to financial statements.

VAN LIEW SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2013

	Common stock	Additional paid-in capital	Retained earnings
Balance, beginning of year	$ 100	$ 55,200	$ 33,353
Net loss			(766)
Balance, end of year	$ 100	$ 55,200	$ 32,587

See notes to financial statements.

VAN LIEW SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities:		
Net loss	$	(766)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in commissions receivable		37
Decrease in accounts payable		(128)
Net cash used in operating activities and decrease in cash and cash equivalents		(857)
Cash and cash equivalents, beginning of year		88,852
Cash and cash equivalents, end of year	$	87,995
Supplemental disclosure, cash paid during the year for income taxes	$	500

See notes to financial statements.

1. Organization and summary of significant accounting policies:

Organization and description of business:

Van Liew Securities, Inc. (the Company), a wholly-owned subsidiary of Van Liew Capital, Inc. (the Parent), is incorporated under the laws of the State of Delaware.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's business activities are limited to the underwriting and distribution of mutual funds, and it operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934; accordingly, it is exempt from the remaining provisions of that rule.

On May 31, 1990, the Company entered into an agreement with VLC Trust to act as the principal underwriter and distributor of Ocean State Tax Exempt Fund, an open-end non-diversified investment company organized in August 1986 as a Massachusetts business trust. In October 2008, the Narragansett Insured Tax Free Income Fund (Narragansett Fund) merged with the Ocean State Tax Exempt Fund and each shareholder of the Ocean State Tax Exempt Fund became a shareholder of the Narragansett Fund. The Company operates as a selling group member for the Narragansett Fund, maintains the ability to open new Narragansett Fund accounts and has the ability to underwrite and distribute other mutual funds.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2013, cash equivalents consist of $53,820 of money market funds.

1. Organization and summary of significant accounting policies (continued):

Commissions:

Commissions and related expenses are recorded on a trade-date basis.

Income taxes:

The Company files a consolidated tax return with the Parent. Income taxes are calculated as if the companies file on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. At December 31, 2013, the Company has no deferred tax assets and no deferred tax liabilities.

2. Related party transactions:

The Company has entered into an agreement with the Parent under which the Parent does not allocate and charge the Company for expenses that benefit both the Parent and the Company and also does not charge a management fee. Consequently, such amounts are not recorded in the accompanying financial statements.

3. Regulatory requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $86,332, which was $81,332 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .01 to 1 at December 31, 2013.

The Company is also subject to other rules and regulations of the SEC, as well as rules and regulations of FINRA and the various state securities and other agencies in states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible government review and interpretation.

VAN LIEW SECURITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2013

Net capital:		
Total shareholder's equity	$	87,887
Deductions:		
Haircuts on securities		(1,077)
Non-allowable asset, commissions receivable		(478)
Net capital	$	86,332
Aggregate indebtedness:		
Accounts payable	$	86
Due to Parent		500
Total aggregate indebtedness	$	586
Computation of basic net capital requirement:		
Minimum net capital required (based on aggregate indebtedness)	$	39
Minimum dollar requirement	$	5,000
Net capital requirement	$	5,000
Net capital in excess of minimum requirement	$	81,332
Excess net capital at 1,000%	$	86,273
Ratio, aggregate indebtedness to net capital		.01 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2013.

VAN LIEW SECURITIES, INC.

SCHEDULE II

STATEMENT OF EXEMPT STATUS

Van Liew Securities, Inc. (the Company) is a corporation organized under the laws of the State of Delaware and is a registered broker-dealer under the Securities Exchange Act of 1934 (the Act). The Company has been engaged in the business of underwriting and distributing mutual funds and operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Act. The Company does not handle, receive, or invest funds or securities for customers and is thereby exempt from the requirement for a computation for determination of reserve requirements pursuant to Rule 15c3-3. In addition, it is exempt from reporting information relating to the possession or control requirements under Rule 15c3-3.

LGCD
CPAs/ Business Advisors

Independent Auditors' Report on Internal Control

Board of Directors
Van Liew Securities, Inc.
Providence, Rhode Island

In planning and performing our audit of the financial statements of Van Liew Securities, Inc. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession and control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Independent Auditors' Report on Internal Control (Continued)

Board of Directors
Van Liew Securities, Inc.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LGC&D LLP

Providence, Rhode Island
February 21, 2014

LGCD

10 Weybosset Street • Suite 700 • Providence RI 02903 • (p) 401.421.4800 • (f) 401.421.0643 • www.lgcd.com